UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MP Materials Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

553368101
(CUSIP Number)

James H. Litinsky c/o JHL Capital Group LLC 1500 N. Halsted Suite 200 Chicago, IL 60642 (312) 628-7350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,177,064

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,177,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,177,064

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 553368101	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,603,411

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,603,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,603,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,571,436

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,571,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,571,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,174,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,174,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,174,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,174,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,174,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,174,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 553368101	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,177,064

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,177,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,177,064

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 8 of 10 Pages
1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,824,773

	8	SHARED VOTING POWER
34,177,064

	9	SOLE DISPOSITIVE POWER
16,824,773

	10	SHARED DISPOSITIVE POWER
34,177,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,001,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 553368101	Page 9 of 10 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2020, Amendment No. 2 filed on March 30, 2021, Amendment No. 3 filed on September 20, 2021, and Amendment No. 4 filed on March 2, 2022 (collectively the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp.  (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Litinsky may be deemed to beneficially own 51,001,837 shares of Common Stock, representing approximately 28.7% of the shares of Common Stock outstanding. This amount consists of: (i) 2,217 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.001% of the shares of Common Stock outstanding; (ii) 8,603,411  shares of Common Stock held directly by JHL Group Holdings One, representing approximately 4.8% of the shares of Common Stock outstanding; (iii) 25,571,436 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 14.4% of the shares of Common Stock outstanding; (iv) 16,024,773 shares of Common Stock held in the Revocable Trust, representing approximately 9.0% of the shares of Common Stock outstanding, and (v) 800,000 restricted stock units (“RSUs”) granted to Mr. Litinsky that vest in four annual installments beginning on November 18, 2022, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock.

As the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two, Master Fund may be deemed to beneficially own 34,174,847 shares of Common Stock, representing approximately 19.2% of the shares of Common Stock outstanding. This amount consists of (i) 8,603,411 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 4.8% of the shares of Common Stock outstanding and (ii) 25,571,436 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 14.4% of the shares of Common Stock outstanding. As the general partner of Master Fund, Master Fund GP may be deemed to beneficially own the 34,174,847 shares of Common Stock beneficially owned by Master Fund, representing approximately 19.2% of the shares of Common Stock outstanding.

As the investment manager of Master Fund and the 100% owner of Master Fund GP, JHL Capital Group may be deemed to beneficially own 34,177,064 shares of Common Stock, representing approximately 19.3% of the shares of Common Stock outstanding. This amount consists of: (i) 2,217 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.001% of the shares of Common Stock outstanding; (ii) 8,603,411 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 4.8% of the shares of Common Stock outstanding; and (iii) 25,571,436 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 14.4% of the shares of Common Stock outstanding. As the 100% owner of JHL Capital Group, JHL Capital Group L.P. may be deemed to beneficially own the 34,177,064 shares of Common Stock beneficially owned by JHL Capital Group, representing approximately 19.3% of the shares of Common Stock outstanding.

The percentage of shares of Common Stock outstanding reported herein is based on 177,534,132 shares outstanding as of August 1, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 5, 2022.

(c) On August 8, 2022, JHL Group Holdings One sold 1,006,987 shares of Common Stock through a broker at a price of $37.75 per share and JHL Group Holdings Two sold 2,993,013 shares of Common Stock through a broker at a price of $37.75 per share.  No other transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

CUSIP No. 553368101	Page 10 of 10 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2022

JHL CAPITAL GROUP, LLC
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Chief Executive Officer

JHL CAPITAL GROUP HOLDINGS ONE LLC
By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner
By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP HOLDINGS TWO LLC
By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner
By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND L.P.
By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD.
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP L.P.
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky